UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tradeweb Markets Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

892672106

(CUSIP Number)

Timothy Knowland

General Counsel, Corporate Transactions, Corporate Functions and Anti-trust

London Stock Exchange Group plc

10 Paternoster Square

London

EC4M 7LS

Tel: +44 (0) 20 7797 1000

with a copy to:

Michael Levitt

Sebastian Fain

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US PME LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS LSEGA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv TW Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES		96,933,192
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		96,933,192
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,933,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS London Stock Exchange Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on February 8, 2021 (the “Original Statement”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on March 1, 2021, Amendment No. 2 (“Amendment No. 2”) filed on March 12, 2021 and Amendment No. 3 (“Amendment No. 3”) filed on June 30, 2021, on behalf of (i) Refinitiv US PME LLC, a Delaware limited liability company, (ii) Refinitiv US LLC, a Delaware limited liability company, (iii) LSEGA, Inc. a Delaware corporation, (iv) Refinitiv TW Holdings Ltd., a Cayman Islands exempted company, (v) Refinitiv Parent Limited, a Cayman Islands exempted company, and (vi) London Stock Exchange Group plc, a public limited company organized in England and Wales. Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 (the “Schedule 13D”), relates to the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Tradeweb Markets Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Except as set forth on the cover pages hereto and as set forth below, all previous Items in the Schedule 13D remain unchanged.

Item 4.	Purpose of the Transaction

The penultimate paragraph of Item 4 is hereby supplemented by adding the below disclosure immediately prior to the last sentence of such paragraph.

On June 30, 2022, the Board of the Issuer appointed each of Jacques Aigrain and Rana Yared as Class II and Class III independent directors, respectively, effective August 1, 2022. Mr. Aigrain will hold office until the annual meeting of stockholders to be held in 2024 and until his successor shall be elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. Ms. Yared will hold office until the annual meeting of stockholders to be held in 2025 and until her successor shall be elected and qualified or until her earlier death, resignation, retirement, disqualification or removal. Mr. Aigrain and Ms. Yared were each designated to serve on the Board by Refinitiv Parent pursuant to the Stockholders Agreement.

Item 5.	Interest in Securities of the Issuer

The first two sentences of paragraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of shares of Class A Common Stock beneficially owned assume that 107,565,764 shares of Class A Common Stock were outstanding as of April 21, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2022, and also takes into account the shares of Class A Common Stock underlying any shares of Class B Common Stock or non-voting common units (the “LLC Interests”) of Tradeweb Markets LLC, a subsidiary of the Issuer, held by Reporting Persons, as applicable. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person’s cover page.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2022

REFINITIV US PME LLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV US LLC

By:	/s/ Teresa Hogan as Attorney-in-Fact

LSEGA, INC.

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV TW HOLDINGS LTD.

By:	/s/ Teresa Hogan as Attorney-in-Fact

REFINITIV PARENT LIMITED

By:	/s/ Teresa Hogan as Attorney-in-Fact

LONDON STOCK EXCHANGE GROUP PLC

By:	/s/ Teresa Hogan as Attorney-in-Fact